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| SEC FILE NUMBER |
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| 8-69440 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SI Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

99 High Street, 17th Floor
(No. and Street)

Boston (City) MA (State) 02210 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Meyers (Name) 212-668-8700 (Area Code – Telephone Number) cmeyers@acisecure.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite Woodbury NY 11797
(Address) (City) (State) (Zip Code)

October 16, 2003 686
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Daniel Fishman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SI Securities LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Notary Public

Signature:

Title:
CEO

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# SI Securities, LLC (A Wholly Owned Subsidiary of Pluto Holdings, LLC)

**Statement of Financial Condition**

**As of December 31, 2024**

**Contents**

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



## Report of Independent Registered Public Accounting Firm

Board of Directors of the Member
SI Securities, LLC

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of SI Securities, LLC (the Company) as of December 31, 2024, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

**Woodbury, New York**
**March 13, 2025**

Statement of Financial Condition
December 31, 2024

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 668,401 |
| Due from affiliates | | 114,136 |
| Prepaid expenses and other assets | | 19,999 |
| **TOTAL ASSETS** | $ | 802,536 |
| | | |
| **LIABILITIES AND MEMBER'S DEFICIENCY** | | |
| **LIABILITIES:** | | |
| Due to affiliate | $ | 281,454 |
| Accounts payable and accrued expenses | | 648,990 |
| **TOTAL LIABILITIES** | | 930,444 |
| **MEMBER'S DEFICIENCY** | | (127,908) |
| **TOTAL LIABILITIES AND MEMBER'S DEFICIENCY** | $ | 802,536 |

See Notes to Accompanying Financial Statement.

Notes to Financial Statement
December 31, 2024

**1. Organization and Nature of Business**

SI Securities, LLC (the "Company") was organized as a limited liability company on February 26, 2013 under the laws of the State of New York. Effective October 7, 2014, the Company registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Pluto Holdings, LLC (the "Member"), an indirect wholly-owned subsidiary of Circle Internet Group, Inc. The Company is approved to receive investment banking fees for raising capital in "private placement" transactions. As of May 5, 2023, the platform was closed. The Company ceased revenue generating operations and is reliant on parent contributions to meet its financial obligations.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

**2. Summary of Significant Accounting Policies**

**a) Basis of Accounting**
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

**b) Cash and Cash Equivalents**
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions. There are no cash equivalents at December 31, 2024.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. At December 31, 2024, the amount in excess of federally insured limits is approximately $413,539.

**c) Revenue From Contracts with Customers**

**Performance Obligations**
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

**d) Income Taxes**
In December 2019, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2019-12, Income Taxes (Topic 740) to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for the other areas of Topic 740 by clarifying and amending existing guidance. The Company is a disregarded entity and has adopted the guidance in ASU 2019-12 and therefore has not reflected federal, state, or city taxes for the year ended December 31, 2024.

The Company has adopted the tax provisions of Accounting for Uncertain Income Taxes which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, and interest and penalties. Under this guidance, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal, state, and local income tax audits for the tax years 2021 through 2024. There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition as amounts are deemed to be immaterial and are not expected to have any future tax consequence.

**e) Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**f) Investments in privately held companies**

Investments in privately held companies are investments in which the Company has less than a 20% interest and does not have the ability to exercise significant influence. The Company did not hold any investments as of December 31, 2024. The initial value is determined by using the valuation arrived at when the private placement transaction initially takes place, which is when the Company initially earns the investment in privately held companies. Management evaluates subsequent share issuances and other data to evaluate whether any fair value adjustments are necessary. In June 2024, the Company distributed all of its investments in privately held companies to the Member in a non-cash capital distribution. The following table describes the changes in the value of investments in privately held securities from January 1, 2024 through December 31, 2024.

| | | |
|---|---|---|
| Balance, January 1, 2024 | $ | 827,474 |
| Transfer of assets through capital distribution | | (709,846) |
| Return of capital on investment | | (18,054) |
| Unrealized gain on investments | | 1,515,995 |
| Realized gain (loss) on investments | | (1,615,569) |
| Balance, December 31, 2024 | $ | - |

**3. Indemnifications and uncertainties**

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Notes to Financial Statement
December 31, 2024

**4. Contingencies**

In the normal course of business activities, the Company is subject to regulatory examinations, other inquiries and other various legal actions. These matters could result in censures, fines, sanctions and legal settlements.

Additionally, the Company has been named as a co-defendant in a putative class action lawsuit under the Securities Act of 1933 with a claim for damages. In January 2025, the Company, together with additional related parties that were named in the suit, have proposed a settlement in the matter of the foregoing lawsuit and have been informed by counsel that it is more likely than not that the plaintiffs will agree to the proposed settlement. The proposed settlement was for an amount of $2,300,000 for which the Company has agreed to cover 25% as one of the 4 parties listed in the suit. As of December 31, 2024, the Company had accrued $575,000 in connection with the legal settlement, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

**5. Related Party Transactions**

The Company receives working capital advances from its member. The Company has entered into a services agreement with its affiliate whereby the Company incurs a monthly fee for support services. The support service fees were determined based upon the utilization of employee personnel to effectively manage the activities of the Company. As of December 31, 2024, the intercompany balance owed to the affiliate was $281,454 in accordance with a written services agreement with the affiliate.

In connection with a class action (see Note 4), the Company had incurred significant legal fees associated with its defense. The Company and its affiliates have agreed to share the associated legal costs among the parties named in the case. The Company has charged back a total of $114,136 to its affiliates as of December 31, 2024, which is included in the total amount due from affiliates in the accompanying statement of financial condition.

**6. Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement fees, however the Company did not engage in revenue generating activities during 2024. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. Additionally, the CODM uses net capital, which is not a measure of profit and loss, to make operational decisions. The measure of segment assets is reported on the statement of financial condition as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company’s single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment’s business.

**7. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. Net capital and aggregate indebtedness changes from moment to moment. At December 31, 2024, the Company had net capital of -$262,043, which was $512,043 in deficit of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was -355.07% at December 31, 2024.

On January 22, 2025, the Company received notice from outside counsel of a proposed settlement in regards to the class action lawsuit for which the Company was named as a defendant along with several other related parties. The parties, including the Company, agreed to the proposed settlement for $2,300,000, 25% of which is allocable to the Company. Due to the nature of this subsequent event and the fact that the amount is both known and estimable, and there is a more likely than not probability of the proposed settlement being accepted, the Company had accrued this amount in its financial statements for the year ended December 31, 2024, in accordance with U.S. GAAP. Due to the impact on the Company's financial condition, the Company's net capital was below the minimum amount required as of December 31, 2024.This resulted in a violation of SEA Rule 15c3-1 in which the Company gave notice to the SEC and its Designated Examining Authority on January 22, 2025. The Company received a $1,000,000 capital contribution on January 10, 2025.

**8. Subsequent Events**

The Company has evaluated events and transactions that occurred between January 1, 2025 and March 13, 2025, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.